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Release dated May 3, 2021 – Afya Announces Closing of $150 Million Investment from the SoftBank Latin America Fund

Afya Announces Closing of $150 Million Investment from the SoftBank Latin America Fund

Nova Lima, Brazil, May 3, 2021 -- Afya Limited, or Afya (Nasdaq: AFYA), the largest medical education group in Brazil, today announced that SoftBank Latin America Fund (“Softbank”) closed on its purchase of US$150 million of Afya’s Series A perpetual convertible preferred shares set forth in the Certificate of Designations. In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and the Esteves Family also closed on the sale of 2,270,208 Class A common shares to SoftBank. In connection with such sale, Paulo Passoni from Softbank will be appointed as a board member of Afya within the next 30 days.

Softbank and its affiliates beneficially own approximately 8.4% of the total shares of the company (on an as-converted basis for the Series A perpetual convertible preferred shares).

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br